U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated February 3, 2005, relating to the announcement of annual earnings results for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 17, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Feb 3, 2005

Report of Earning Results (Consolidated)

For Fiscal Year Ending December 31, 2004

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)

Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Chen
Contact:	Title	Controller, Finance&Accounting Department and General Manager, Corporate Affairs Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)
Date of the board of directors authorizing the earning results:			Feb 3, 2005

1. Financial Highlights for FY 2004 (January 1, 2004 through December 31, 2004)

(1) Consolidated Results of Operations

(All figures except for per share information are rounded to millions of yen.)

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY 2004	62,049	29.0	26,078	72.1	26,325	71.7
FY 2003	48,088	11.9	15,153	9.3	15,329	17.0

	Net Income	Growth Rate	Net income per share (basic)	Net income per share (diluted)	Return on shareholders’ equity	Net income before tax / total assets ratio	Net income before tax ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY 2004	15,875	71.6	120.64	118.59	29.6	28.0	42.4
FY 2003	9,250	19.9	70.11	69.95	22.8	19.8	31.9

(Note)

1. Equity in earnings of affiliated companies:	53 million yen ( 24 million yen in FY 2003)
2. The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the period.
3. Weighted average number of shares outstanding:	131,588,738 shares (131,940,179 shares in FY 2003)
4. The percentage of net sales, operating income, net income before tax and net income are comparison to the prior fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
December 31, 2004	106,734	63,175	59.2	474.40
December 31, 2003	81,271	43,952	54.1	336.38

(Note)

Number of shares outstanding :	133,167,433 shares as of December 31, 2004 130,661,453 shares as of December 31, 2003

(3) Consolidated Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2004	24,900	(16,030)	(3,250)	52,908
FY2003	15,666	(9,453)	(6,811)	46,719

(4) Basis of consolidation and application of equity method:

    The number of consolidated subsidiaries 19

    The number of unconsolidated subsidiaries accounted by equity method 0

    The number of affiliated companies 2

(5) Change in the basis of consolidation and application of equity method:

    The number of additional consolidated subsidiaries 2

    The number of excluded consolidated subsidiaries 0

    The number of additional consolidated affiliated companies 0

    The number of excluded consolidated affiliated companies 1

2. Projected consolidated earnings

  Projected earnings for the next quarter (January 1, 2005 through March 31, 2005)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
1st Qtr	16,300	6,200	3,800

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending December 31, 2005 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers the products of URL filtering.

The business related to anti-virus are described below.

Products related to anti-virus:

PC client products LAN server products Internet server products Other products	Trend Micro Inc. (Japan) develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc. (U.S.A.), Trend Micro Deutschland GmbH (Germany), Trend Micro(UK)Limited (UK), and Trend Micro (China) Incorporated. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc. (Japan), Trend Micro Inc. (U.S.A.), Trend Micro Korea Inc. (Korea), Trend Micro Deutschland GmbH(Germany), Trend Micro Italy S.r.l.(Italy), Trend Micro Australia Pty. Ltd.(Australia), Trend Micro do Brasil Ltda.(Brazil), Trend Micro France(France), Trend Micro Hong Kong Limited(China), Trend Micro(UK)Limited(UK), Trend Micro Latinoamerica S.A.de C.V (Mexico), Trend Micro (China) Incorporated(China). Besides below indicated chart, Trend Micro (EMEA) Limited (Ireland) provides the back office functions for our business in Europe. In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

2. Management Policy and Results

MANAGEMENT POLICY

(1). BASIC POLICY OF MANAGEMENT

Our Vision:	To create a world safe for exchanging digital information.

Our Mission:	We ensure digital operational continuity against unpredictable threats.

The environment in which many companies and individuals are connected globally through the Internet is being realized. The advanced information society, which evolves day by day, brings about changes in business forms and personal lifestyles around the world and has much impact on the whole society. When we think about the changes of our life from the viewpoint of information, the convenience brought about by worldwide networking cannot be overestimated. Nonuniform products that restricted digital information exchange in the past gradually disappeared and as a consequence, improvement in compatibility and convenience is realized. At the same time, with the disappearance of diversity, a vulnerable aspect of the whole net work system to attacks from computer viruses is acknowledged as a problem.

Today the threats on the network such as computer viruses, spywares and junk e-mails are not of a nature that can be predicted beforehand and treated with all possible measures. We are protecting each company and individual from the threats on the network by providing products and services strongly support a series of operations which should be experienced in the event of an attack such as preventive measures, risk management, prevention of mass infection, timely delivery of virus pattern files, minimization of damage and system restoration. In addition to this, we would like to contribute to the further development of the information society by improving the safety of the whole network system.

(2). BASIC POLICY OF PROFIT SHARING

We intend to continue to return profits to shareholders based on the net profit on the consolidated basis while striving to enhance financial strength and secure inner reserve in order to deal with significantly changing business environment and maintain competitive edge against competitors. As our basic policy about dividend, we plan to pay a year-end dividend on the basis of the dividend ratio of 30%.

(3). VIEWS AND POLICIES FOR INVESTMENT UNIT

While we recognize that securing liquidity of our shares is an important issue, we consider the current liquidity is at a satisfactory level. With that background, we conclude that reducing investment unit which will incur considerable expense is not necessarily profitable to all shareholders.

We intend to review in the future the investment unit as needed taking into consideration the shareholders’ interest and influences to the liquidity of our shares.

(4). TARGET MANAGEMENT INDEX

According to a research institute, the anti-virus industry, which we belongs to, is estimated to expand at an annual growth rate of around 20% from 2003 to 2004 and is also expected two-digit annual growth rate for a medium-term forecast (August 2004, IDC, USA). Making the growth rate of our consolidated net sales to exceed the industry average without fail is an important index for us weather we can grow up to a leading company which can contribute to customers in the global market as well as Japanese market or not.

In view of the fact that we have relatively small amount of investment in physical fixed assets such as manufacturing equipment and have no significant time-lag between accounting profit and loss and cash flow as a characteristics of software companies, have uncertainty about the long-term forecast of the whole industry which, including our company, has a relatively short history, we set target as operating income margin rate of 35 – 40% at this time.

(5). ISSUES TO DEAL WITH

In the anti-virus industry which we belongs to, there are two competitors having higher market share than ours in the U.S. These companies have strong brand powers and sales forces especially in foreign countries because they have longer histories in the industry. They are also developing businesses supported by management resources larger than ours including work forces and financial strengths. In such situation, we would like to aim for further growth by developing original solutions which respond to the evolution of viruses faster than the competitors with concentrated our management resources, by improving our superiority in products and services with additional improvements in the specifications and performance of our products from the view point of customers, and by strengthening customers’ loyalty with our marketing development which is conscious of customer attribute characterized by the difference in purchasing behavior.

We, specializing in the antivirus area, have formed several alliances with dominant vendors in areas other than antivirus solutions. During this quarter, we announced affiliation with the U.S. Cisco Systems, the world’s biggest network equipment vendor. In consequence of the affiliation, we have now a plan to put our antivirus solutions on the market as internal functions of Cisco’s routers, switches and security appliance products. We consider that this sort of affiliation plays an important role in our sales strategy since we can expect effects of combination of products which are competitive in the respective area and of complementation of each other’s sales channel.

(6). CORPORATE GOVERNANCE

Our management system is administering business operations under the recognition that quickly corresponding to changes in the environment of our company group and securing transparency and soundness of management as well as keeping reliability of disclosures are of prime importance.

The Board of Directors is composed of four directors and holding the Board meetings according to circumstances so that it can quickly make decisions. One of the four directors is appointed from outside of our company to enhance supervisory function for appropriate operation of the Board.

An executive is appointed for each business unit to take responsibility for executing respective operation so that our management policy decided by the Board of Directors is reflected in actual operation in the business area extending into over 20 countries in the world.

We have appointed four corporate auditors all from outside of our company so that the Board of Auditors can audit without bias the operation of the Board of Directors and business execution by the directors. The Board of Auditors has formulated a guideline for the relationship with the external auditor in order to ensure independence of the external auditor which takes charge of audit of our consolidated financial statements. The guideline prohibits commissioning the external auditor any affair which may impair independence of the said auditor. The guideline has also established a system in which the Board of Auditors is to make advance approval according to the guideline for audit and non-audit services we receive from the said auditor.

As for the internal control functions of our whole group, we have established an effective internal control functions by considering our business model and the business environment surrounding our group. We have also appointed a full-time person for supervision at corporate affairs department and are developing this system in communication with the external auditor and legal advisors as well as the board of corporate auditors and the board of directors. For this period we have implemented our Code of Conduct focusing on “ethical behavior”, “compliance with laws” and “full and fair disclosure” and clarified internal reporting channel and executed a survey of business process by physical inspections at major department both domestically and abroad. We will continually aim to establish internal control in the direction of strengthening our unique and global business operation which is not restricted by time, space and culture, and will also respond to the Sarbanes-Oxley Act of 2002 which is applicable to us because we are listed on the Nasdaq exchange.

OPERATING RESULTS AND FINANCIAL CONDITION

I. OPERATING RESULTS

(1). REVIEW OF CURRENT PERIOD

(Unit: million yen)

	Net Sales	Gross Profit	Operating income	Net income before tax	Net Earnings
FY2003	48,088	44,920	15,153	15,329	9,250
FY2004	62,049	58,813	26,078	26,325	15,875
Rate of Change	29	31	72	72	72

(Unit: million yen)

	Net Sales
			Rate of Change (%)
	FY2004	FY2003	Before Adjustment for Exchange	After Adjustment for Exchange
Japan	25,443	20,052	27	27
North America	11,891	9,633	32	23
Europe	16,418	12,138	32	35
Asia and Pacific Reg.	6,305	4,809	34	31
Latin America	1,992	1,456	47	37

[Overview of Current Business Performance]

Looking at the economical conditions of this period, although business sentiment showed prudence in some part due to cause of concern about skyrocketing crude oil prices, Japanese economy has steadily recovered with brisk consumer spending. In foreign countries, business conditions have remained strong primarily in U.S and Asian countries and seem to continue a recovery trend. We think capital investment will continue to increase thanks to the improvement of company earnings.

In the network security industry the demand for network security products have developed steadily because computer viruses such as “MYDOOM”, “BAGLE” and “NETSKY” were prevalent globally and the total number of virus damage reports was up to 65,531, far larger than last year (47,607 reports).

Damages from a new type of computer viruses which target the vulnerabilities (security holes) in operating systems (OSs) and lead to infection just one connects to the Internet become popular. Thus we started the sales of “Network Virus Wall” series as a solution to these damages.

Further we have attempted to expand the number of users using our products through alliance with new resellers in addition to the existing sales network for personal products, while we have strengthened our product lineup for corporate products by launching products which can be introduced and managed easily targeting at medium and small companies which are in short of persons in charge of network management.

It is also expected that new devices or new communication tools which have not been targets for attack in the past may be targets for virus attack, so we started providing “Trend Micro Mobile Security TM” as a new solution for mobile devices and also started supplying our products for Hotmail which is an e-mail service provided by Microsoft Corporation, U.S.A.

As a result, the net sales for this period came to 62,049 million yen (29% increase from the previous period), the consolidated operating income 26,078 million yen (72% increase from the previous period) and the consolidated net income for this period 15,875 million yen (72% increase from the previous period).

In Japan the sales of the “Virus Baster” series including “Virus Baster 2005”, released in the fourth quarter as personal product, were significantly increased. We think this result is due to the following factors; the number of virus damage reports was reached to the worst level in the past, the number of broadband users was steadily increased, our support system, which we had been improved and expanded, gained support from customers.

The introduction of anti-virus products also become widespread among medium and small companies as well as large companies in response to a Personal Information Protection Act, which will be fully enforced from April 2005, and the sales of corporate products were strong. As a result, the net sales for this period came to 25,443 million yen (27% increase from the previous period).

In the North American region the positive attitude toward investment of security products was beginning to be seen due to some changes in the attitude toward capital investment which had been weak until the previous period. As the result of the reinforcement measures of sales channels to expand the sales for medium and small companies became evident, the net sales on a local currency basis was significantly increased compared to the previous period. But the net sales for this period came to 11,891 million yen (23% increase from the previous period) due to the effect of currency exchange.

In Europe thanks to the launch of new products and the expansion of number of affiliated resellers as well as strong demand, the net sales in U.K., Italy and Germany were increased and the sales for medium and small companies were especially increased. The sales in the North Europe region such as Norway and Sweden and the South Europe region like Spain were significantly increased with the improvement and expansion of sales channels. The net sales for this period in these regions came to 16,418 million yen (35% increase from the previous period).

At Asia and Pacific region and Latin America region the sales in Mexico, Taiwan, China and Australia were expanded and the net sales for two regions came to 6,305 million yen (31% increase from the previous period) and 1,992 million yen (37% increase from the previous period), respectively.

(2). Projection for the First Quarter of the fiscal year 2005 (from January 1, 2005 to March 31)

The business environment tends to drastically change over a short term. Consequently, it is difficult to calculate highly reliable values about the projection for the whole financial year. Instead, we make it a rule to announce a business forecast for the coming quarter term at the time of reporting quarterly results.

In the event forecast numbers are revised by more than 10% for net sales or 30% for operating income and net income from the last forecast, we will announce revision of the earnings forecast.

Business Forecast for the First Quarter of FY2005 (January 1 2005 – March 31 2005)

Consolidated Net Sales	16,300 million yen
Consolidated Operating income	6,200 million yen
Consolidated Current Net income	3,800 million yen

In development of the business forecasts the main assumed exchange rates are as follows.

1 U.S.$	103 yen
1 Euro	135 yen

II. FINANCIAL CONDITION

CASH FLOW

	(Unit: million yen)

	FY2004	FY2003	Increase (Decrease)
Cash Flows from Operating Activities	24,900	15,666	9,234
Cash Flows from Investing Activity	(16,030)	(9,453)	(6,576)
Cash Flows from Financing Activity	(3,250)	(6,811)	3,561
Effect of Exchange Rate Changes on Cash and Cash Equivalents	569	(512)	1,081
Net increase (Decrease) in Cash and Cash Equivalents	6,189	(1,111)	7,300
Cash and Cash Equivalents at end of period	52,908	46,719	6,189

[Overview of Cash Flow]

For the cash flows from operating activity for this period, income was increased 9,234 million yen compared with the previous period and the balance was ended with a surplus of 24,900 million yen. This increase in income is mainly due to increases in net income and deferred revenue, etc.

For the cash flows from investing activity, expenditure was increased 6,576 million yen compared with the previous period and the balance was ended with a deficit of 16,030 million yen. This increase in expenditure is mainly due to increase in payments for purchases of marketable securities and security investments, etc.

For the cash flows from financing activity, expenditure was decreased 3,561 million yen compared with the previous period and the balance was ended with a deficit of 3,250 million yen. This decrease in expenditure is mainly due to substantial increase in income from issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights, etc.

Taking these increase and decrease and the effect of exchange rate changes on cash and cash equivalents into account, the cash and cash equivalents at end of this period was 52,908 million yen and was increased 6,189 million yen compared with the previous period.

[Trends of Cash Flow Indexes]

	(U.S. GAAP)

	FY 2003	FY 2004
Shareholder’s equity Ratio (%)	54.1	59.2
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0
Debt Redemption Period (years)	0.4	—
Interest Coverage Ratio	103.3	218.2

	(Japan GAAP)

	FY2000	FY2001	FY2002
Shareholder’s equity Ratio (%)	59.9	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	2475.5	626.7	360.4
Debt Redemption Period (years)	1.3	1.2	0.8
Interest Coverage Ratio	35.7	44.2	49.4

(Note) Shareholder’s equity Ratio	: (Total shareholder’s Equity)/(Total Assets)
Capital Adequacy Ratio on Market Value Basis
: (Total Market Value of Shares)/( Total Assets)
Debt Redemption Period	: (Interest-bearing Debt)/(Operating Cash Flow)
Interest Coverage Ratio	: (Operating Cash Flow)/(Interest Payment)

*	All indexes are calculated from the financial values on a consolidated basis.

*	“Total Market Value of Shares” is calculated as follows; “closing share price at the term end” multiplies by “number of shares issued at the term end “(net treasury stocks).

*	“Operating Cash Flow” is “Net cash flows provided by operating activity” in the consolidated statement of cash flows. “Interest-bearing Debt” is all debts with interest payments among the debts reported on consolidated balance sheet. “Interest Payment” is the amount of payment for interest expense in the consolidated statement of cash flows

*	With the enforcement of revision of “Rules on the terms, forms and making method of a consolidated financial statement” in March 2002, consolidated financial statements had been prepared based on U.S.GAAP from the year ended December 31, 2003.

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)

Account	December 31, 2003	December 31, 2004
<Assets>

Current assets:
Cash and cash equivalents	46,718,940	52,908,357
Time deposits	440,323	383,276
Marketable securities	4,769,935	15,288,575
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen)1,023,734 in FY2003 and (Yen) 864,938 in FY2004, respectively	11,681,457	15,245,213
Inventories	77,950	201,243
Deferred income taxes	4,894,387	6,224,972
Prepaid expenses and other current assets	1,397,821	1,560,058

Total current assets	69,980,813	91,811,694

Investments and other assets:
Securities investments	6,107,872	9,831,913
Investment in and advances to affiliated companies	119,591	175,281
Software development costs	505,616	438,464
Other intangibles	311,756	296,368
Deferred income taxes	1,806,760	1,695,771
Other	734,533	636,009

Total investments and other assets	9,586,128	13,073,806

Property and equipment:
Office furniture and equipment	2,823,506	3,323,526
Other properties	1,038,524	1,165,173

	3,862,030	4,488,699
Less: Accumulated depreciation	(2,157,884)	(2,640,288)

Total property and equipment	1,704,146	1,848,411

Total assets	81,271,087	106,733,911

	(Thousands of yen)
Account	December 31, 2003	December 31, 2004
<Liabilities and shareholders’ equity>

Current liabilities:
Current portion of long-term debt	6,500,000	—
Notes payable, trade	96,204	88,087
Accounts payable, trade	899,508	1,271,067
Accounts payable, other	1,326,244	2,699,762
Withholding income taxes	490,315	882,693
Accrued expenses	1,984,175	2,143,694
Accrued income and other taxes	4,280,797	7,192,085
Deferred revenue	17,486,298	24,634,662
Other	557,050	651,503

Total current liabilities	33,620,591	39,563,553

Long-term liabilities:
Deferred revenue	3,017,105	3,268,892
Accrued pension and severance costs	487,409	656,041
Other	194,185	70,665

Total long-term liabilities	3,698,699	3,995,598

Shareholders’ equity:
Common stock
Authorized
-December 31, 2003 250,000,000 shares (no par value)
-December 31, 2004 250,000,000 shares (no par value)
Issued
-December 31, 2003 132,620,100 shares	7,396,194
-December 31, 2004 135,755,872 shares		11,426,977
Additional paid-in capital	13,165,881	17,359,335
Retained earnings	28,236,466	42,165,026
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	70,965	284,348
Cumulative translation adjustments	(500,946)	(606,463)

	(429,981)	(322,115)

Treasury stock, at cost
-December 31, 2003 1,958,647 shares	(4,416,763)
-December 31, 2004 2,588,439 shares		(7,454,463)

Total shareholders’ equity	43,951,797	63,174,760

Total liabilities and shareholders’ equity	81,271,087	106,733,911

(2) CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the year ended December 31, 2003	For the year ended December 31, 2004	Increase (Decrease) %
Net sales	48,088,347	62,049,254	29.0
Cost of sales	3,168,467	3,236,499

Gross profit	44,919,880	58,812,755	30.9

Operating expenses:
Selling	15,360,532	16,009,409
Research and development and maintenance	3,919,024	4,858,259
Customer support	4,830,660	5,723,426
General and administrative	5,656,168	6,143,985

Total operating expenses	29,766,384	32,735,079

Operating income	15,153,496	26,077,676	72.1

Other incomes (expenses):
Interest income	412,635	451,217
Interest expense	(173,830)	(87,464)
Gain (loss) on sales of marketable securities	(65,259)	101,199
Impairment loss of securities investments	(7,360)	—
Foreign exchange gain (loss), net	120,650	(183,292)
Other income (expense), net	(111,345)	(34,350)

Total other income (expense)	175,491	247,310

Net income before tax	15,328,987	26,324,986	71.7

Income taxes:
Current	7,437,576	11,893,659
Deferred	(1,334,998)	(1,390,387)

	6,102,578	10,503,272

Income before equity in earnings (losses) of affiliated companies	9,226,409	15,821,714	71.5
Equity in earnings (losses) of affiliated companies	23,623	53,122

Net income	9,250,032	15,874,836	71.6

	Yen	Yen
Per share data:
Net income
-Basic	70.11	120.64	72.1
-Diluted	69.95	118.59	69.5

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2003	For the year ended December 31, 2004
Net income	9,250,032	15,874,836

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	135,323	514,117
Less reclassification adjustment for gains or losses included in net income	132,701	(143,702)

	268,024	370,415

Foreign currency translation adjustments	(786,025)	(105,517)

Total	(518,001)	264,898

Income tax expense related to unrealized gains (losses) on debt and Equity securities	(113,182)	(157,032)

Other comprehensive income (loss), net of tax	(631,183)	107,866

Comprehensive income	8,618,849	15,982,702

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)
Account	For the year ended December 31, 2003	For the year ended December 31, 2004
<Common stock>
Balance at beginning of period	7,257,060	7,396,194
Exercise of stock purchase warrants and stock acquisition rights	139,134	4,030,783

Balance at end of period	7,396,194	11,426,977

<Additional paid-in capital>
Balance at beginning of period	13,021,554	13,165,881
Tax benefit from exercise of non-qualified stock warrants	233,277	498,905
Tax recognition derived from elimination of reversed warrant related with stock option plan	(228,085)	(312,708)
Loss on sales of treasury stock, net of tax	—	(22,941)
Exercise of stock purchase warrants and stock acquisition rights	139,135	4,030,198

Balance at end of period	13,165,881	17,359,335

<Retained earnings>
Balance at beginning of period	18,986,701	28,236,466
Net income	9,250,032	15,874,836
Stock issue costs, net of tax	(267)	(11,977)
Cash dividends	—	(1,829,260)
Loss on sales of treasury stock, net of tax	—	(105,039)

Balance at end of period	28,236,466	42,165,026

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(83,877)	70,965
Net change during the period	154,842	213,383

Balance at end of period	70,965	284,348

<Cumulative translation adjustments>
Balance at beginning of period	285,079	(500,946)
Aggregate translation adjustments for the period	(786,025)	(105,517)

Balance at end of period	(500,946)	(606,463)

<Treasury stock, at cost>
Balance at beginning of period	(2,322,287)	(4,416,763)
Purchase of treasury stock	(2,094,476)	(3,759,507)
Sales of treasury stock	—	721,807

Balance at end of period	(4,416,763)	(7,454,463)

Total shareholders’ equity	43,951,797	63,174,760

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

		(Thousands of yen)

Account	For the year ended December 31, 2003	For the year ended December 31, 2004
Cash flows from operating activities:
Net income	9,250,032	15,874,836
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,266,356	1,590,743
Pension and severance costs, less payments	140,661	166,649
Deferred income taxes	(1,334,998)	(1,390,387)
(Gain) loss on sales of marketable securities	65,259	(101,199)
Impairment of securities investments	7,360	—
Equity in earnings of affiliated companies	(23,623)	(53,122)
Changes in assets and liabilities:
Increase in deferred revenue	5,036,872	7,293,488
(Increase) decrease in accounts receivable, net of allowances	(446,201)	(3,421,729)
(Increase) decrease in inventories	278,751	(124,093)
Increase (decrease) in notes and accounts payable, trade	(52,021)	379,882
Increase (decrease) in accrued income and other taxes	193,227	2,912,481
(Increase) decrease in other current assets	(67,898)	(90,479)
Increase (decrease) in accounts payable, other	(11,962)	823,199
Increase in other current liabilities	602,296	1,107,855
(Increase) decrease in other assets	(324,879)	110,628
Other	87,072	(178,744)

Net cash provided by operating activities	15,666,304	24,900,008

Cash flows from investing activities:
Payments for purchases of property and equipment	(715,901)	(801,935)
Software development cost	(788,760)	(645,166)
Payments for purchases of other intangibles	(270,570)	(229,167)
Proceeds from sales of marketable securities	2,945,331	4,986,012
Payment for purchase of marketable securities within three months or less (net)	—	(2,156,191)
Payments for purchases of marketable securities and security investments	(10,248,908)	(17,240,100)
(Payments for)/Proceed from time deposits	(374,601)	57,047

Net cash used in investing activities	(9,453,409)	(16,029,500)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	278,002	8,049,004
Redemption of bonds	(5,000,000)	(6,500,000)
Purchase of treasury stock (net of proceeds)	(2,094,476)	(3,165,679)
Tax benefit from exercise of non-qualified stock warrants	233,277	498,905
Tax recognition derived from elimination of reversed warrant related With stock option plan	(228,085)	(312,708)
Dividend paid	—	(1,819,607)

Net cash used in financing activities	(6,811,282)	(3,250,085)

Effect of exchange rate changes on cash and cash equivalents	(512,494)	568,994

Net increase (decrease) in cash and cash equivalents	(1,110,881)	6,189,417
Cash and cash equivalents at beginning of period	47,829,821	46,718,940

Cash and cash equivalents at end of period	46,718,940	52,908,357

Supplementary information of cash flow:

Payment for interest expense	151,623	114,121
Payment for income taxes	7,102,721	8,990,398

NOTES TO CONSOLIDATED FINANCIAL INFORMATION

1. Accounting Principles, Accounting Procedures and Methods for Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“FAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The Company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), and its foreign subsidiaries in conformity with those in the respective countries of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows. However, the effect on income before income tax caused by the GAAP differences indicated below, are immaterial.

(1) Pension Accounting

The Company and subsidiaries account for the retirement benefit plan in accordance with FAS No. 87 “Employers’ Accounting for Pensions”. The transitional difference, when FAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transitional difference was all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

(2) Disclosure of the loss on disposal of fixed assets

Under Japan GAAP, the loss on disposal of fixed assets is disclosed in “unusual profit and loss”. We have disclosed this amount in “Other incomes (expenses)” in our consolidated statement of income.

(3) Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements. Under Japan GAAP, these costs are charged to income as incurred.

2. Summary of significant accounting policies

Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries which are composed of the following 19 companies are consolidated:

Trend Micro Incorporated (Taiwan)

Trend Micro Inc.(USA)

Trend Micro Korea Inc.

Trend Micro Italy S.r.l.

Trend Micro Deutschland Gmbh (Germany)

Trend Micro Australia Pty.Ltd

Trend Micro do Brasil Ltda. (Brazil)

Trend Micro France

Trend Micro Hong Kong Limited (China)

Trend Micro Incorporated Sdn.Bhd. (Malaysia)

Trend Micro (UK) Limited

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

Trend Micro (NZ) Limited (NewZealand)

ipTrend Incorporated (Taiwan)

Trend Micro (China) Incorporated

Trend Micro (EMEA) Limited (Ireland)

Servicentro TMLA,S.A.de C.V. (Mexico)

Trend Micro (Singapore) Private Limited

Trend Micro Malaysia Sdn.Bhd.

Trend Micro Incorporated Sdn.Bhd. (Malaysia) was liquided for the year ended December 31, 2004 and ipTrend Incorporated (Taiwan) is in the process of liquidation.

Affiliated companies:

Equity method is applied to investments in affiliated companies, which are composed of the following 2 companies.

    Soft Trend Capital Corporation (Japan)

    Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post-contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and Security investments

Marketable securities and security investments consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income. The Company accounts for equity securities of non-public entity under cost method.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees”. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

Reclassification

Previously, the Company has disclosed all of “available for sale” debt securities as Marketable securities in current assets. However, since the balance of cash and cash equivalents has increased, in fiscal 2004, the possibility of sales before maturity of “available for sale” debt securities classified into working capital has decreased. Therefore, from fiscal 2004, the Company discloses “available for sale” debt securities which maturity are later then one year as Securities investments in investments and other assets.

Fiscal 2003 balance sheet has been prepared on a consistent basis for reference. As a result, “available for sale” debt securities of (Yen) 5,483,094 thousand is reclassified from current assets to investments and other assets. In addition, related deferred taxes of (Yen) 2,522 thousand are reclassified from current liabilities to long-term liabilities.

3. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the year ended December 31, 2003 and 2004, is as follows:

	For the year ended December 31, 2003		For the year ended December 31, 2004
	Thousands of Yen
Net income available to common stock holders	(Yen)	9,250,032	(Yen)	15,874,836

	Thousands of Shares
Weighted-Average shares		131,940		131,589
Effect of dilutive securities:
Stock options		295		2,274
Weighted-Average shares for diluted EPS computation		132,235		133,863

	Yen
Basic EPS:	(Yen)	70.11	(Yen)	120.64
Diluted EPS:		69.95		118.59

Shareholders’ equity per share as of December 31, 2003 and 2004 were as follows:

	December 31, 2003		December 31, 2004
	Yen
Shareholders’ equity per share	(Yen)	336.38	(Yen)	474.40

4. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2003 and 2004 were as follows:

	December 31, 2003	December 31, 2004
	Thousands of yen
Cash	44,032,813	49,189,396
Time deposits with original maturities of three months or less	2,686,127	3,718,961

	46,718,940	52,908,357

5. Time deposits

The U.S. subsidiary had (Yen) 59,354 thousand and (Yen) 26,720 thousand of restricted cash set aside in accordance with the terms of building lease agreement as at December 31, 2003 and 2004, respectively. The restricted cash is included in time deposits.

6. Marketable securities and securities investments

Marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31, 2003 and 2004, were as follows:

< Available for sale: >	(Thousands of yen)
	December 31, 2003
	Cost	Gains	Losses	Fair value
Mutual funds	3,606,521	89,943	—	3,696,464
Equity securities	—	—	—	—
Debt securities	6,484,630	196,533	124,598	6,556,565

Total	10,091,151	286,476	124,598	10,253,029

< Available for sale: >	(Thousands of yen)
	December 31, 2004
	Cost	Gains	Losses	Fair value
Mutual funds	6,823,896	466,020	—	7,289,916
Equity securities	—	—	—	—
Debt securities	17,142,091	226,557	185,123	17,183,525

Total	23,965,987	692,577	185,123	24,473,441

The contractual maturities of available-for-sale debt securities as of December 31, 2004 were as follows:

	(Thousands of yen)
	Aggregated Par value	Estimated Fair Value
Due less than one year	7,852,468	7,998,660
Due after one to two years	6,811,106	6,855,524
Due after two to three years	2,284,228	2,329,341
Debt securities	16,947,802	17,183,525

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, increased by (Yen) 177,733 thousand and increased by (Yen) 197,606 thousand, for the year ended December 31, 2003 and 2004, respectively.

Proceeds from sales of “available-for-sale” securities for the year ended December 31, 2003 and 2004 were (Yen) 2,945,331 thousand and (Yen) 4,986,012 thousand, respectively. Realized gains (losses) on sales of “available-for-sale” securities for the year ended December 31, 2003 and 2004 were (Yen)(65,259) thousand and (Yen) 101,199 thousand, respectively.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003 and 2004.

	(Thousands of yen)
December 31, 2003
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	926,585	94,737	114,127	29,861	1,040,712	124,598

Total	926,585	94,737	114,127	29,861	1,040,712	124,598

Investments, which were in an unrealized loss positions as of December 31, 2003, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

(Thousands of yen)
December 31, 2004
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	9,308,944	25,410	833,114	159,713	10,142,058	185,123

Total	9,308,944	25,410	833,114	159,713	10,142,058	185,123

Investments, which were in an unrealized loss positions as of December 31, 2004, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

As of December 31, 2004, book value of the investment accounted for under cost method is (Yen) 111,172 thousand. The Company didn’t estimate fair value of such investment accounted for under cost method. The Company believe it is not practicable to estimate fair value of such investment, since there are no market value available and information necessary to estimate the fair value of them may not be readily available to the Company, because all of them are equity security of non-public entity.

7. Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen) 1,725,400 thousand, (Yen) 2,597,325 thousand for the years ended December 31, 2003 and 2004, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen) 2,193,624 thousand, (Yen) 2,260,934 thousand, for the years ended December 31, 2003 and 2004, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Years ended December 31,
	2003		2004
	Thousands of yen
Software development costs:
Balance at beginning of year	(Yen)	936,058	(Yen)	505,616
Additions, at cost		788,760		645,166
Amortization for the year		(1,219,202)		(712,318)

Balance at end of year	(Yen)	505,616	(Yen)	438,464

8. Short-term borrowings and long-term debt

At December 31, 2004, the Company had unused lines of credit amounting to (Yen) 700,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	(Thousands of yen)
	December 31, 2003	December 31, 2004
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	—
Unsecured 1.5% bonds, due 2004 with detachable warrants	1,500,000	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000

	16,500,000	4,000,000
Less – treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	—
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)

	6,500,000	—
Less – portion due within one year	(6,500,000)	—

	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the year ended December 31, 2003 and 2004. (Yen) 12,500,000 thousand of the bonds was redeemed during the year ended December 31, 2004.

9. Stock Option

Based on the Company’s 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	February 15, 2001 February 23, 2001	May 8, 2001 May 16, 2001	October 25, 2001 November 1, 2001	March 26, 2002 April 2, 2002

2.	Date of bond issuance	March 19, 2001	June 4, 2001	November 19, 2001	April 18, 2002

3.	Maturity date	March 19, 2004	June 4, 2004	November 19, 2004	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen)5,000,000	(Yen)1,500,000	(Yen)6,000,000	(Yen)4,000,000

5.	Issued to	Public	Public	Public	Public

6.	Date on which the bonds were fully redeemed	March 19, 2004	June 4, 2004	November 19, 2004	—

7.	Exercise price per each warrant	(Yen)5,675	(Yen)5,760	(Yen)2,590	(Yen)3,450

8.	Warrant exercise period	April 12, 2001 to March 12, 2004	May 17, 2002 to May 28, 2004	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	881,057	260,416	2,316,602	1,159,420

10.	Outstanding as of December 31, 2003	873,128	256,076	2,264,864	1,158,840

11.	Outstanding as of December 31, 2004	—	—	—	737,391

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2003	4,553
Granted	—
Exercised	1,839
Redeemed	1,977
Cancelled	—
Outstanding at December 31, 2004	737

Exercisable Stock warrants at December 31, 2004	435

The grants of March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009 originally. However, based on actual contract with employees, all of options based on this plan were substantially redeemed within the year ended December 31, 2004. Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2003	707
Granted	—
Exercised	—
Redeemed	707
Cancelled	—
Outstanding at December 31, 2004	—

Exercisable subscription rights at December 31, 2004	—

The grants of options to the directors and employees were accounted for under APB No.25. The exercise price per share for the options granted of (Yen) 5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2003	5,933
Granted	5,000
Exercised	1,390
Redeemed	—
Cancelled	506
Outstanding at December 31, 2004	9,037

Exercisable Stock acquisition rights at December 31, 2004	1,288

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 , (Yen)1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28, 2004 and (Yen)5,090 issued on October 28, 2004 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

Certain pro forma disclosures

In October 1995, FAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the stock options with warrants, the stock options under the U.S. program, which was expired in July 2003, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Thousands of Yen, except per share data
	For the year ended December 31, 2003		For the year ended December 31, 2004
Net income:
As reported		9,250,032		15,874,836
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(1,351,384)		(2,640,021)
Pro forma net income		7,898,648		13,234,815
Net income per share:
As reported—
Basic	(Yen)	70.11	(Yen)	120.64
Diluted		69.95		118.59
Pro forma net income—
Basic	(Yen)	59.87	(Yen)	100.58
Diluted		59.73		98.87

The fair values of the stock options with warrants, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2003 and 2004; expected life of 4.7-5.0 years, volatility of 44.870-60.240 % and dividend yield of 0.48-0.66% for 2003; expected life of 5.0 years, volatility of 51.71-59.57 % and dividend yield of 0.39-0.43 % for 2004 ;and risk-free interest rates of ranging from 0.160 to 0.612 % for options granted during the year ended December 31, 2003 and risk-free interest rates of 0.634 % to 0.674 % for options granted during the year ended December 31, 2004. The weighted average fair value per share of options granted above during fiscal 2003 and 2004 were (Yen) 777 to 1,313 and (Yen) 2,190 to 2,235, respectively.

10. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan was (Yen) 84,824 thousand in 2003 and (Yen) 83,833 thousand in 2004, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who are with services for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	December 31,
	2003		2004
	Thousands of yen
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)	321,135	(Yen)	437,883
Service cost		131,173		143,711
Interest cost		4,997		6,383
Actuarial (gain)/loss		12,014		(73,381)
Benefits paid		(31,436)		(47,025)

Projected benefit obligation at end of year		437,883		467,571

Unrecognized net actuarial gain (loss)		(48,741)		30,498
Unrecognized net transition obligation		(311)		—

Accrued benefit cost	(Yen)	388,831	(Yen)	498,069

	Years ended December 31,
	2003		2004
	Thousands of yen
Components of net periodic benefit cost:
Service cost	(Yen)	131,173	(Yen)	143,711
Interest cost		4,997		6,383
Amortization of unrecognized transition obligation		1,112		311
Recognized actuarial loss		2,323		—

Net periodic pension cost	(Yen)	139,605	(Yen)	150,405

	December 31,
	2003		2004
	Thousands of yen
Accumulated benefit obligation	(Yen)	253,842	(Yen)	309,559

	December 31,
	2003		2004
Assumptions used to determine benefit obligations at December 31:
Discount rate		1.50%		1.50%
Rate of compensation increase		5.50%		5.50%

	Years ended December 31,
	2003		2004
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate		2.00%		1.50%
Rate of compensation increase		5.50%		5.50%

The measurement date used to determine above plans are November 30, 2003 and November 30, 2004, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	December 31,
	2003		2004
	Thousands of yen
Change in benefit obligation:
Benefit obligation at beginning of year	(Yen)	252,669	(Yen)	296,439
Service cost		51,978		78,024
Interest cost		8,954		9,220
Amendments		33,127		—
Actuarial (gain)/loss		(46,388)		56,903
Benefits paid		—		(2,516)
Foreign currency exchange impact		(3,901)		4,646

Projected benefit obligation at end of year		296,439		442,716

Change in plan assets:
Fair value of plan assets at beginning of year		(76,947)		(95,322)
Actual return on plan assets		(1,163)		(1,305)
Employer contribution		(23,864)		(28,637)
Benefits paid		—		2,516
Foreign currency exchange impact		6,652		(1,804)

Fair value of plan assets at end of year		(95,322)		(124,552)

Funded status		201,117		318,164
Unrecognized prior service cost		(51,379)		(49,923)
Unrecognized net actuarial loss		(51,160)		(110,269)

Accrued benefit cost	(Yen)	98,578	(Yen)	157,972

	Years ended December 31,
	2003		2004
	Thousands of yen
Components of net periodic benefit cost:
Service cost	(Yen)	51,978	(Yen)	78,024
Interest cost		8,954		9,220
Expected return on plan assets		(3,450)		(3,614)
Amortization of prior service cost		1,072		2,444
Recognized actuarial loss		2,425		1,004

Net periodic pension cost	(Yen)	60,979	(Yen)	87,078

	Years ended December 31,
	2003		2004
	Thousands of yen
Accumulated benefit obligation		152,626		209,810
	December 31,
	2003		2004
Assumption used to determine benefit obligation at December 31:
Discount rate		3.25%		3.25%
Rate of compensation increase		3.75%		4.00%
	Years ended December 31,
	2003		2004
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate		4.00%		3.25%
Expected return on plan assets		4.00%		3.25%
Rate of compensation increase		4.50%		3.75%

The measurement date used to determine above plans are December 31, 2003 and December 31, 2004, respectively.

Asset Allocation

December 31, 2004
Type of investment	Allocation (%)
Cash	44.71
Government Loan	12.39
Equity	26.82
Notes	14.66
Bonds	1.42

Total	100.00

The Company has no control over the investment, since a government appointed manager and custodian manages them. Expected return on assets of 3.25% used to determine net periodic benefit cost for years ended December 31, 2004 was determined based on the information provided by the above-mentioned government appointed manager and custodian. Historical returns are taken into consideration.

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. The Company does have an internal formula to determine the amounts of severance payments to corporate auditors if the Company were to make such a proposal for corporate auditors. However, currently the Company has no intention to make such a proposal and therefore the Company has not recorded any liabilities relating to severance payments to directors or corporate auditors as of December 31, 2003 and 2004.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

11. Income taxes

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2004
Statutory tax rate:	42.1%	42.1%
Increase (reduction) in rate resulting from—
Different tax rates applied to foreign subsidiaries	(1.3)	(2.0)
Effect of change in statutory tax rate	0.3	0.8
State income taxes, net of federal tax	0.4	0.3
Permanent difference	1.5	0.6
Tax credit relating to Tax law applied to Parent company	(1.3)	(1.2)
Tax credit relating to Tax law applied to foreign subsidiaries	(1.1)	(1.1)
Other	(0.8)	0.4

Effective income tax rate	39.8%	39.9%

The significant components of deferred income tax assets at December 31, 2003 and 2004 were as follows:

		(Thousands of yen)
	December 31, 2003	December 31, 2004
Deferred tax assets:
Deferred revenue	4,344,292	5,637,865
Allowance for doubtful accounts and sales returns	319,280	242,803
Accrued enterprise tax	357,846	579,418
Accrued liabilities	257,672	524,571
Tax loss carry forward	89,674	62,652
Amortization of intangibles	509,086	388,305
Impairment of securities investments	242,676	242,676
Other	739,463	423,910

Gross deferred tax assets	6,859,989	8,102,200
Less: Valuation allowance	(158,842)	(181,457)

	6,701,147	7,920,743

12. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense.

At December 31, 2004, the notional principal amount of the interest rate swap arrangement was (Yen) 200,000 thousand, and the carrying amount of the arrangement and the related fair value were credit balance of (Yen) 1,559 thousand. The fair value of the interest rate swap arrangement is estimated based on the discounted amounts of future net cash flows. The interest rate cap arrangement expired at May 2004 and the swap arrangement expired at January 2005.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At December 31, 2003, the carrying amount and the estimated fair value of the current portion of the long-term debt are (Yen) 6,500,000 thousand and (Yen) 6,501,522 thousand, respectively. At December 31, 2004, there was substantially no long-term debt including the current portion. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

13. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen) 47,419 thousand of reserves for specific liabilities, as of December 31, 2003 in connection with the Agreement that we currently deem to be probable and estimable. Based on yearly experiences of payment, the Company has established no liabilities for specific liabilities as of December 31, 2004.

14. Segment Information

The Company has been specializing in the ‘Security software business’.

The Company discloses Operating Segment information as required by FAS 131 “Disclosures about Segments of an Enterprise and Related Information”. The information now provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segments’ sales and operating income (loss). These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements.

	For the year ended December 31, 2003	For the year ended December 31, 2004
	Thousands of yen
Net sales to external customers:
Japan	20,052,478	25,443,297

North America	9,633,103	11,891,452
Europe	12,138,158	16,417,611
Asia Pacific	4,809,092	6,304,675
Latin America	1,455,516	1,992,219
Corporate	—	—

Consolidated Total	48,088,347	62,049,254

Operating income (loss)
Japan	12,740,687	16,599,993

North America	6,067,435	7,543,325
Europe	5,606,304	9,732,567
Asia Pacific	857,604	1,678,826
Latin America	728,786	1,282,044
Corporate	(10,847,320)	(10,759,079)

Consolidated Total	15,153,496	26,077,676

Significant customer

	( Thousands of yen )
	For the year ended December 31, 2003		For the year ended December 31, 2004
Customer	Net Sales	Ratio	Net Sales	Ratio
SOFTBANK BB	9,204,071	19.1%	10,396,225	16.8%

15. Deferred Revenue by Region

		( Thousands of yen )
	As of December 31, 2003		As of December 31, 2004
	Current	Non-current	Current	Non-current
Japan	7,921,049	1,399,596	10,797,359	1,571,325
North America	3,687,256	385,688	5,149,233	447,905
Europe	4,356,349	1,060,115	6,348,575	1,120,078
Asia Pacific	1,196,123	171,706	1,838,870	129,584
Latin America	325,521	—	500,625	—

Total	17,486,298	3,017,105	24,634,662	3,268,892

16. Subsequent events

NONE

17. Status of manufacturing and actual sales

(1) Manufacturing result

	(Thousands of Yen)
	Period
Product	For the year ended December 31, 2003	For the year ended December 31, 2004
PC client	114,749	93,039
LAN server	46,565	34,351
Internet server	523,026	250,983
Other products	423,589	130,456

Total	1,107,929	508,829

(Note)

1. Amount is based on manufacturing cost.

2. Consumption tax is not included in the amount above.

(2) Sales result

	(Thousands of Yen)
	Period
Product	For the year ended December 31, 2003	For the year ended December 31, 2004
PC client	16,678,729	23,532,836
LAN server	6,805,014	9,953,374
Internet server	14,322,688	21,957,847
Other products	1,067,130	1,890,719
Sub-total	38,873,561	57,334,776
Other service	9,214,786	4,714,478

Total	48,088,347	62,049,254

(Note)

Quantity is omitted due to many types of products included in one product line.